Exhibit 99.3

SUBSCRIPTION RIGHTS TO PURCHASE SHARES OF COMMON STOCK

OFFERED PURSUANT TO SUBSCRIPTION RIGHTS
DISTRIBUTED TO SHAREHOLDERS
OF FIRST NATIONAL CORPORATION

May          , 2012

To Shareholders:

This letter is being distributed by First National Corporation (the “Company”) to all holders of record (the “Recordholders”) of shares of Company common stock, par value $1.25 per share (the “Common Stock”), at 5:00 p.m., Eastern time, on May 4, 2012 (the “Record Date”), in connection with the rights offering (the “Rights Offering”) of non-transferable subscription rights (the “Rights”) to subscribe for the purchase of Shares. The Rights are described in the offering prospectus dated             , 2012 (the “Prospectus”).

In the Rights Offering, the Company is offering an aggregate of 2,955,649 Shares of Common Stock, as described in the Prospectus.

The Rights will expire, if not exercised prior to 5:00 p.m., Eastern time, on June 25, 2012, unless extended (as it may be extended, the “Expiration Time”).

As described in the accompanying Prospectus, you will receive one Right for each share of Common Stock owned at 5:00 p.m., Eastern time, on the Record Date. For every share you owned as of the record date for the Rights Offering, your basic subscription right gives you the opportunity to purchase one Share (the “Basic Subscription Right”) at the cash price of $4.00 per Share (the “Subscription Price”). For example, if you owned 100 shares of Common Stock as of 5:00 p.m., Eastern time, on the Record Date, you would receive 100 Rights and would have the right to purchase 100 Shares for the Subscription Price.

If you purchase all of the Shares available to you pursuant to your Basic Subscription Right, you may also exercise an over-subscription privilege (the “Over-Subscription Privilege”) to purchase a portion of any Shares that are not purchased by our shareholders through the exercise of their Basic Subscription Right (the “Unsubscribed Shares”), subject to certain other limitations, availability and the allocation process described in the prospectus. If over-subscription requests exceed the number of Shares available, we will allocate the available Shares among the shareholders exercising the Over-Subscription Privilege by multiplying the number of shares requested by each subscriber through the exercise of their Over-Subscription Privileges by a fraction that equals (x) the number of Shares available to be purchased through Basic Subscription Rights divided by (y) the total number of Shares requested by all subscribers through the exercise of their Basic Subscription Rights.

You will be required to submit payment in full for all the Shares you wish to buy with your Over-Subscription Privilege. Because we will not know the total number of Unsubscribed Shares prior to the expiration of the Rights Offering, if you wish to maximize the number of Shares you purchase pursuant to your Over-Subscription Privilege, you will need to deliver payment in an amount equal to the aggregate Subscription Price for the maximum number of Shares available to you, assuming that no shareholders other than you has purchased any Shares pursuant to their Basic Subscription Right. Fractional shares of Common Stock resulting from the exercise of the Over-Subscription Privilege will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable.

The Company can provide no assurances that you will actually be entitled to purchase the number of Shares issuable upon the exercise of your Over-Subscription Privilege in full at the expiration of the Rights Offering. The Company will not be able to satisfy your exercise of the Over-Subscription Privilege if all of the shareholders exercise their Basic Subscription Rights in full, and we will only honor an Over-Subscription Privilege to the extent sufficient Shares are available following the exercise of subscription rights under the Basic Subscription Rights.

•
To the extent the aggregate Subscription Price of the maximum number of Unsubscribed Shares available to you pursuant to the Over-Subscription Privilege is less than the amount you actually paid in connection with exercise of the Over-Subscription Privilege, you will be allocated only the number of Unsubscribed Shares available to you as soon as practicable after the Expiration Time, and your excess subscription payment received by the subscription agent will be returned, without interest or penalty, as soon as practicable.

•
To the extent the amount you actually paid in connection with the exercise of the Over-Subscription Privilege is less than the aggregate Subscription Price of the maximum number of Unsubscribed Shares available to you pursuant to the Over-Subscription Privilege, you will be allocated the number of Unsubscribed Shares for which it actually paid in connection with the Over-Subscription Privilege.  See "The Rights Offering - The Subscription Rights - Over-Subscription Privilege" in the Prospectus.

The Rights will be evidenced by a non-transferable Rights certificate (the “Rights Certificate”) and will expire at the Expiration Time.

Enclosed are copies of the following documents:

1.	Prospectus;

2.	Rights Certificate;

3.	Instructions as to the use of First National Corporation Rights Certificates;

4.	Notice of Tax Information; and

5.	A return envelope addressed to Registrar and Transfer Company, the subscription agent.

Your prompt action is requested. To exercise the Rights, you should deliver the properly completed and signed Rights Certificate, with payment of the Subscription Price in full for each Share subscribed for pursuant to the Basic Subscription Right and the Over-Subscription Privilege, to the subscription agent, as indicated in the Prospectus. The subscription agent must receive the Rights Certificate with payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Time. A Recordholder cannot revoke the exercise of its Rights. Rights not exercised prior to the Expiration Time will expire.

Additional copies of the enclosed materials may be obtained by contacting Registrar and Transfer Company at (800) 368-5948 or via e-mail at info@rtco.com. Any questions or requests for assistance concerning the rights offering should be directed to Registrar and Transfer Company.

Very truly yours.

First National Corporation